FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2002
                                          -------

                              IMA Exploration Inc.
                 (Translation of registrant's name into English)

                                     0-30464
                                (SEC File Number)

     #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                          --------             ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                No      X
                      --------           ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date  October 18, 2002                 By       /s/ William Lee
     ----------------------                  -----------------------------------
                                                    (Signature)*
                                       Name:   William Lee
                                             -----------------------------------
                                       Title:     Director
                                               ---------------------------------

      *Print the name and title of the signing officer under his signature.

                       BC FORM 45-902F (Formerly Form 20)

                                 Securities Act

                          Report Of Exempt Distribution


1. State the full name, address and telephone number of the issuer of the security distributed.

     IMA EXPLORATION INC. (the "Issuer")
     --------------------------------------------------------------------------
     Name of issuer

     #709 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
     --------------------------------------------------------------------------
     Address

     (604) 687-1828
     --------------------------------------------------------------------------
     Telephone Number

2. State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is reporting.

     British Columbia, Alberta and Ontario
     --------------------------------------------------------------------------

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

     The Issuer is listed and trading on the TSX Venture Exchange.
     --------------------------------------------------------------------------

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

     Incentive stock options for the purchase of up to 540,000 common shares of the Issuer, at a price of $0.50 per share, until September 23, 2007.
     --------------------------------------------------------------------------

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.


                                                                          Exercise
                                                                          price per                        Length of any
Full name of purchaser and                                             security/total                      restricted or
municipality and jurisdiction of      Number of           Date of      purchase price       Exemption      seasoning
residence                          options granted     distribution        (Cdn $)          relied on      period
-------------------------------    ---------------     ------------    --------------       ---------      --------------
Keith Patterson                        50,000           Oct.18/02*         $0.50/          Sec.74(2)(9)       4 months
Vancouver, BC                                                               n/a         of the Securities   from date of
                                                                                           Act (British       grant or
                                                                                            Columbia)         Jan.23/03

Allan Montgomery                       20,000           Oct.18/02*         $0.50/          Sec.74(2)(9)       4 months
Burnaby, BC                                                                 n/a        of the Securities    from date of
                                                                                           Act (British       grant or
                                                                                            Columbia)         Jan.23/03


/


                                      - 2 -




Nikolaos Cacos                         100,000          Oct.18/02*         $0.50/          Sec.74(2)(9)       4 months
Vancouver, BC                                                               n/a        of the Securities    from date of
                                                                                          Act (British       grant or
                                                                                            Columbia)         Jan.23/03

Robert Brown                            50,000          Oct.18/02*         $0.50/          Sec.74(2)(9)       4 months
W. Vancouver, BC                                                            n/a        of the Securities    from date of
                                                                                          Act (British       grant or
                                                                                           Columbia)         Jan.23/03

Nick DeMare                             50,000          Oct.18/02*         $0.50/          Sec.74(2)(9)       4 months
Burnaby, BC                                                                 n/a        of the Securities    from date of
                                                                                          Act (British       grant or
                                                                                           Columbia)         Jan.23/03

Jack Caplan                              2,500          Oct.18/02*         $0.50/          Sec.74(2)(9)       4 months
W. Vancouver, BC                                                            n/a        of the Securities    from date of
                                                                                          Act (British       grant or
                                                                                           Columbia)         Jan.23/03

Evelyn Grosso                           67,500          Oct.18/02*         $0.50/          Sec.74(2)(9)       4 months
Burnaby, BC                                                                 n/a        of the Securities    from date of
                                                                                          Act (British       grant or
                                                                                           Columbia)         Jan.23/03

Joseph Grosso                          200,000          Oct.18/02*         $0.50/          Sec.74(2)(9)       4 months
Burnaby, BC                                                                 n/a        of the Securities    from date of
                                                                                          Act (British        grant or
                                                                                            Columbia)         Jan.23/03

*October 18, 2002 is the date regulatory approval was received by the Issuer.

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.


Full name and residential address of     Telephone number and e-mail   Type of security and
purchaser                                   address of purchaser       number purchased        Exemption relied on
------------------------------------     ---------------------------   --------------------    -------------------

See attached Schedule "A".


7. State the total dollar value (Cdn$) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

     Nil, grant of incentive stock options.
     --------------------------------------------------------------------------

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

     If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.


Name and Address of                Compensation paid (number and type of        Exemption relied on      Price Per
person being compensated            security and/or cash amount (CDN$)                                  Share (CDN$)
------------------------           -------------------------------------        -------------------     ------------

Not applicable.                     Not applicable.                             Not applicable.         Not applicable.



The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 25th day of October, 2002.


IMA EXPLORATION INC.
-------------------------------------------
Name of issuer (please print)

/s/ William Lee
-------------------------------------------
Signature of authorized signatory

William Lee, Director
-------------------------------------------
Name and office of authorized signatory
(please print)

                                   SCHEDULE A

(OMITTED FOR THE PURPOSE OF THIS FILING AS IT CONTAINS INFORMATION NOT AVAILABLE TO THE PUBLIC.)